  Exhibit 99.1

High Tide Opens Canna Cabana in Owen Sound, Ontario

New Store Represents Canna Cabana's 60th Location in the Province of Ontario

CALGARY, AB, May 2, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1660 20th Avenue East, Owen Sound, Ontario has begun selling recreational cannabis products and consumption accessories for adult use. This opening marks High Tide's 169th Canna Cabana branded retail cannabis location in Canada, the 60th in the province of Ontario and the 1st in Owen Sound.

Owen Sound is located on an inlet of Georgian Bay on Lake Huron. The city was a major port on the shipping routes through the Great Lakes and has since been named "The Scenic City" for the picturesque waterfalls that surround it. This brand-new Canna Cabana is strategically located directly across from a power centre, which is anchored by an international discount retailer, and a major home improvement retailer amongst many other nationally recognized chains. It is also located next to an internationally renowned quick-service restaurant.

"I am thrilled to announce the opening of our first Canna Cabana in Owen Sound. This south-western Ontario city is a popular summer recreation spot, surrounded by beautiful waterfalls and hiking trails. This city is situated enroute to Sauble Beach, a major summertime tourist destination. We look forward to serving new ELITE and Cabana Club members running their daily errands in this major shopping node or loading up on supplies for a day at the beach through our innovative discount club model," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"The first few months of 2024 have been very exciting, as we've rolled out several Canna Cabana stores in premium retail locations across Ontario. Our consistent free cash flow generation is propelling us forward as we continue with our rapid expansion plans across the provinces where we operate, which will help to increase our market share throughout this year and beyond. We have many more exciting locations in our development pipeline, so stay tuned as we roll out these announcements in the coming weeks and months," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 169 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

________________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the expected benefits of the store location, our commitment to opening future stores in prime power centre locations, the expansion of our market share, and our ability to announce new locations in the coming weeks and months. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 02-MAY-24